UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	17 CFR 240.15c3-3
Rule	15c3-3
Public Availability	May 17, 2004

May 10, 2004

Ms. Amanda Jane Williamson
Regulatory Reporting Manager
First Clearing, LLC
WS2005, Finance Group
901 East Byrd Street, 15th Floor
Richmond, VA 23219

Re: Application to Establish an Omnibus Account

Dear Ms. Williamson:

We have received your letter dated April 16, 2004, in which you request on behalf of First Clearing, LLC ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about June 12, 2004, the Applicant will begin clearing the customer accounts of the following broker-dealers, which currently clear on a fully disclosed basis through Wexford Clearing Services, LLC ("Delivering Firm"):

BPU Investment Group, Inc.
Broadband Capital Management, LLC
Cantone Research Inc.
Citation Financial Group, L.P.
Midwood Securities, Inc.
Murphy & Durieu
Seaboard Securities, Inc.

Each account will become established on the books and records of the Applicant with corresponding securities positions recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Tom McGowan

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/rg

FIRST CLEARING
Finance Group
WS2005
901 East Byrd Street, 15th Floor
Richmond, VA 23219
Tel 804 787-6902

April 16, 2004

Mr. Thomas K. McGowan
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Dear Mr. McGowan:

After the close of business on June 12, 2004, customers of the following broker-dealers currently clearing on a fully disclosed basis through Wexford Clearing Services, LLC ("Wexford") will transfer to and become fully disclosed customers of First Clearing, LLC ("First Clearing"): BPU Investment Group, Inc., Broadband Capital Management, LLC, Cantone Research Inc., Citation Financial Group, L.P., Midwood Securities, Inc., Murphy & Durieu, and Seaboard Securities, Inc.

First Clearing is establishing an omnibus account to facilitate the prompt and orderly transfer of these customer accounts to First Clearing. First Clearing requests that the Securities and Exchange Commission ("SEC") designate the omnibus account on First Clearing's books and records as a control location. We understand and will comply with the following requirements:

1. First Clearing's books and records will reflect the customer securities positions and money balances previously held by Wexford;

2. First Clearing's books and records will reflect that the customer securities not yet transferred to it are located in the omnibus account at Wexford;

3. First Clearing will assume the responsibility to clear all transactions in the customer accounts being transferred;

4. Wexford will provide First Clearing with written assurance that:

   (i) for purposes of Rule 15c3-3, Wexford will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid for securities; and

(ii) Wexford will promptly deliver the securities to First Clearing; and

5. After 30 days, when the omnibus account ceases to be a control location, First Clearing will include the market value of all securities not yet delivered to it in its reserve formula calculation as a "failed to receive" credit item and will initiate action to buy in the securities.

Please send your response to me at the above address or, if you prefer, fax your response to me at 804.398.6430. If you need any additional information, my direct line is 804.398.6403.

Sincerely,

Amanda Jane Williamson

Amanda Jane Williamson
Regulatory Reporting Manager